Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

14 July 2014

VIA EDGAR

Ms. Jenn Do
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Incoming, Inc.
Form 10-K
Filed April 15, 2014
File No. 000-53616

Dear Ms. Do:

The Company has responded to each of the comments set forth in the Staff’s Letter dated July 2, 2014 and duplicated herein, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs set forth therein.  The Company’s responses are listed in bold type face.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Form 10-Q for the period ended March 31, 2014

Results of Operations, page 9
1.
You state there were no sales of RINs during the first quarter of 2013. However, as part of your response to comment 4 in our letter dated May 20, 2014, you told us you recognized RIN revenue in the first, second and third quarters of 2013. Please explain or reconcile.

The Company’s response to comment 4 in the Staff’s letter dated May 20, 2014 contained an error regarding the timing of revenue recognition.  Our response indicated that revenue was recognized during the first quarter, which was incorrect.  The date of the RIN sale in question was April 26, 2013, which would have occurred during the second quarter.  The response to the Staff’s letter dated May 20, 2014 should have stated that there were three RIN sales transactions during the second quarter of 2013 instead of two.  The final RIN sale transaction for FY2013 was correctly identified as occurring in the third quarter.

2.
We note Other Income totaled $78,991 during the first quarter, which enabled you to recognize net income for the period. Please tell us and revise future filings to describe the nature and/or objectiv (s) of the USDA Biofuel Program, how long you expect to recognize revenue therefrom, and how much revenue you anticipate recognizing based on the current terms of the program. Noting the information you have provided in response to comment 3 related thereto, explain why the $78,991 is significantly higher in one quarter than the $5,283 recognized during all of 2013.

The United States Department of Agriculture’s (USDA) website provides the following information related to its Advance Biofuel Payment Program:

“The Advanced Biofuel Payment Program provides payments to producers to support and expand production of advanced biofuels refined from sources other than corn kernel starch. The Program supports and helps to ensure the expanding production of advanced biofuels by providing payments to eligible advanced biofuel producers.”

The Biofuel Program is funded through appropriations from Congress. The level of funding varies from year to year. The USDA’s website further delineates the financing of the program as follows:

“The Agency will make available each fiscal year an actual production payment and an incremental production payment to eligible producers.

Actual production - Participating producers will be paid on a quarterly basis for the actual quantity of eligible advanced biofuel produced and sold during the quarter.

Incremental production - For each eligible advanced biofuel facility, the Agency will make an end-of-the-year payment for that facility’s incremental production.

Incremental production calculation - An additional Incremental Production Payment will be calculated at the end of fiscal year based upon documentation of increased production of eligible advanced biofuel over the previous fiscal year.

The Incremental Production rate will be calculated so that all of the incremental production funds available will be distributed equally on a per BTU basis.

To be eligible to receive incremental production payments, producers must meet the following requirements:

•    The facility produced an eligible advanced biofuel in the year preceding the fiscal year in which payment is sought
•    The facility had fewer than 20 business days of non-production of eligible advanced biofuels in the preceding year
•    The quantity of eligible advanced biofuels in the fiscal year in which payment is sought must be greater than the actual quantity of eligible advanced biofuel produced and sold in the preceding year
•    Cannot produce a solid advanced biofuel”

The Company, as a biodiesel producer, submits a Payment Request (Form RD-4288) and supporting documents to the USDA delineating those gallons produced/sold during a corresponding quarter. Along with the documentation, the Company informs the USDA regarding the type and quantity of feedstocks utilized.  These Payment Requests are reviewed by an agent of the USDA and then submitted as part of the “pool” for funding.  Payment, if any, typically comes 30-60 days following submission and via wire transfer.

The amount of USDA Biofuel Program income recognized during the first quarter of 2014 was higher than all of 2013 due to the number of biodiesel gallons produced during the third quarter of 2013. As noted in the excerpt from the USDA website, the agency makes end-of-the-year payments for incremental production. This is in addition to the quarterly payments that the agency makes and may explain the magnitude of the payment received during the first quarter of 2014.

It is difficult to gauge the amount of future funding that the Company will receive from the USDA Biofuel Program since there is no prior indication of the number of biodiesel producers that will be submitting and competing for the pool of funds or the level of funding which will be approved for the program.

We will revise future filings to better describe the nature and/or objectives of the USDA Biofuel Program.

Results of Operations

3.
We have read your response to comment 2 in our letter dated May 20, 2014. You disclose that “NSB/GLB instructed NABE regarding who the end customers were as well as the sales price. Purchases of imported product and the related sales thereof were recorded on a gross basis, but were presented at net on the financials.” As it appears you have determined that it is appropriate for you to record revenue on a net basis given the guidance in ASC 605-45-45-16 through 45-18 and your disclosure on pages 9-10, please explain what you mean when you say, “Purchases of imported product and the related sales thereof were recorded on a gross basis.”

The Company’s comment regarding purchases and sales being recorded on a gross basis was made in reference to the accounting system used for recording bills and for generating invoices.  In the case of the imported biodiesel, the Company entered charges from NSB/GLB as presented on the invoices. Subsequent invoices that the Company generated on sales of the imported product were sent to the customers instructed by NSB/GLB. Though the transactions were recorded on a “gross” basis within the accounting system, the Company netted the import activity for presentation in the financials.

4.
We also note your response that, “At present, NABE has no outstanding receivables or payables associated with imported biodiesel, nor have any of these amounts been written-off.”  Please clarify if, subsequent to year-end, you collected payments for the December 31, balance of $2.3 million in accounts receivable.  Tell us whom you collect the trade accounts receivable from and who gets paid the related accounts payable balances.  Tell us the typical payment terms, the range of days these receivables were outstanding before payment, and the reasons for payment delays.  Explain to us how you considered these matters in determining your revenue recognition policies.

Subsequent to year-end, the Company collected outstanding receivables from the three customers identified as Customer A, Customer B, and Customer C in our response to the Staff’s letter dated May 20, 2014. Except for any funds that the Company was entitled to retain ($0.05 per gallon), the amounts collected on the receivables were paid to NSB/GLB.

Typical payment terms were net ten days on sales of imported biodiesel. Once the Company verified that funds had settled, electronic payments were immediately initiated to NSB/GLB, which relieved the related payables.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions regarding the foregoing, please feel free to contact the undersigned by telephone at (864) 884-1714. Thank you.

Very truly yours,

INCOMING, INC.

By:	/s/ Eric S. Norris
Name: Eric S. Norris
Title: VP, Finance